January 9, 2009

Jill S. Davis
Branch Chief
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	Yukon-Nevada Gold Corp
Form 40-F for the Fiscal Year Ended December 31, 2007
Filed September 26, 2008
File No. 0-52699

Dear Ms. Davis:

We are submitting this response to your letter dated December 24, 2008 with respect to your comments on the Yukon-Nevada Gold Corp (the Company) Annual Report on Form 40-F for the year ended December 31, 2007 (the Form 40-F). We understand and appreciate that the purpose of your review is to assist us in our compliance with applicable disclosure requirements and enhance the overall disclosures in our filings.

For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter and is followed by the Company’s responses.

General

1.

We note that your form 40-F was filed on EDGAR on September 26, 2008. We further note that your fiscal year end was December 31, 2007. Please explain why you have not filed your Form 40- F contemporaneously with your jurisdictional Canadian reporting requirements.

With the acquisition of Queenstake Resources Ltd. (Queenstake) in 2007, Yukon-Nevada Gold inherited the US registration for Queenstake although it did not actively trade on the AMEX as the Company did not meet the listing requirements. Based on this, the Company had not commenced work on the Form 40-F until it was clear that it was classified as an Item 17 filer and subject to those filing requirements.

490 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1	tel: (604) 688 9427	fax: (604) 688 9426	e-mail: yngc@yngc.ca

With that understanding, the Company undertook the process of identifying those differences between Canadian and US Generally Accepted Accounting Principles (GAAP) in early 2008. The most significant difference arose from the documentation and disclosure requirements of Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes (FIN 48). The Company began the process of documenting its tax positions in compliance with this standard with the understanding that it could be completed in a timely manner. The original estimated time to complete this process was underestimated due to insufficient understanding of historical tax structures contained within a Queenstake. In order to ensure the Company properly identified and disclosed all US GAAP differences in the US GAAP Reconciliation, it was decided that this process must be completed prior to filing of the 40-F, resulting in considerable delays in the filing of the annual report. The Company does not expect this to be an issue in the 2008 filing as the process is now well documented and supportable.

Explanatory Note, page 3

2.

We note your disclosure that indicates all amounts in your report are in Canadian dollars. We note elsewhere in you document your disclosures that indicate you have changed your reporting currency to the U.S. dollar. Please modify your document to clarify and consistently discuss the currency used in the presented amounts.

The amounts disclosed in the Form 40-F cover document are in Canadian dollars as stated, whereas the amounts disclosed in the Consolidated Financial Statements and Management Discussion and Analysis are in US dollars as disclosed within the respective documents. The Company believes the sentence “Unless otherwise indicated, all dollar amounts in this report are in Canadian dollars” provided on page 3 of the cover document is a fair presentation of the amounts discussed within the attachments.

Management Discussion and Analysis

3.

We note your disclosure that indicates your management has designed and implemented internal controls over financial reporting that provide reasonable assurances subject to certain limitations. Please modify this disclosure to remove any qualifying language and provide a single assurance conclusion regarding the reliability of reported information.

This language was intended to be with respect to the acquisition of Queenstake in 2007 and to reflect the fact that the Company had not adequately tested the design effectiveness of the controls within the acquired company. This qualification was not meant to reference past internal control weaknesses. We propose to modify prospectively this disclosure in the 2008 Form 40-F which will reflect appropriately that all disclosure controls are operating effectively and management has documented and tested them in support of this assertion.

4.

We further note that you have disclosed that your material weakness is not uncommon given the size of the company. Please provide us with support for the assertion. Otherwise, please remove this statement from your disclosure.

This statement was made to reflect the fact that, during 2006, the Company had only one person operating in the accounting function and therefore did not have adequate segregation of duties. The

490 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1	tel: (604) 688 9427	fax: (604) 688 9426	e-mail: yngc@yngc.ca

statement to the effect that this is common in Company’s of this size was meant to reflect that another company with a comparable level of staff would undoubtedly face the same issues. The basis for this comment was subjective and the Company proposes to amend this prospectively from future filings.

Financial Statements

5.

We note the statement of management’s responsibility for financial reporting is signed by Christopher Oxner and his title is Chief Financial Officer. We note elsewhere, including the company’s certifications that a person named Shaun Heinrichs is also the Chief Financial Officer. Please clarify who exactly is the Company’s CFO and modify your document to provide for consistent attestation and disclosure.

At the time of filing the Company’s financial statements and management discussion and analysis with the Toronto Stock Exchange, Christopher Oxner was the Chief Financial Officer (CFO) of the Company and Shaun Heinrichs was the Corporate Controller. As the CFO Mr. Oxner signed the statement of management’s responsibility (as well as the Canadian certification statements that were separately filed with SEDAR).

Effective August 14, 2008, Mr. Oxner resigned from the Company and, correspondingly, on August 19, 2008, Shaun Heinrichs was appointed as the Acting Chief Financial Officer. At this time the Form 40-F Annual Report had not been completed and the certifications of disclosure controls for the US registration had not been signed by Mr. Oxner.

The Company determined that, based on Mr. Heinrichs’ role as Corporate Controller during the year-ended December 31, 2007 and the current role as the Chief Financial Officer, it would be appropriate for the US certification documents to be signed by Mr. Heinrichs.

Financial Statements

6.

We note your presentation of stock based compensation as a single line item in your Consolidated Statement of Operations under Canadian GAAP. Please refer to paragraph F of SAB Topic 14, and modify your U.S. GAAP presentation accordingly.

The Company has reviewed the requirements under SAB Topic 14 and confirms that the stock based compensation should have been disclosed as part of both Cost of Gold Sold (for operations personnel) and General and Administrative Expense for presentation under U.S. GAAP. We propose to modify prospectively this disclosure in the 2008 Form 40-F to reflect this difference.

We have attempted to provide a clear, complete response and resolution/approach to each comment provided and thank you and your staff for working with us in this regard. In addition, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

490 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1	tel: (604) 688 9427	fax: (604) 688 9426	e-mail: yngc@yngc.ca

If you have any questions about our responses or would like to discuss any of our views further, please feel free to contact Shaun Heinrichs, Corporate Controller and Chief Financial Officer at 604-688-9427.

Sincerely,

/s/ Graham Dickson
Graham Dickson
President and Chief Executive Officer
Yukon-Nevada Gold Corp.

490 - 688 West Hastings Street, Vancouver, B.C. V6B 1P1	tel: (604) 688 9427	fax: (604) 688 9426	e-mail: yngc@yngc.ca